Filed by Oplink Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Oplink Communications, Inc.
Commission File No. 000-31581

Dear Oplink Employees:
August 2, 2002

As you are aware, we are in the process of completing our merger with Avanex. Meetings of the stockholders of Oplink and Avanex are scheduled for Thursday, August 15, 2002, to vote to approve the merger and related transactions. Within a few days after the stockholders approve the transaction and if other closing conditions are met, the merger transaction will close. Therefore, on or about Monday, August 19, 2002, we expect to become a single company.

We continue to face a difficult business environment. Many factors have come to bear on the telecom, telecom equipment, and telecom component markets. While this market is down today, we are confident that it will come back. In the meantime, the strong companies will survive and expect to use this market pause to strengthen their position. The new Avanex, that is, the new company that we expect to result from the merger of Oplink and Avanex, creates a stronger competitor. One that we believe can survive, and has the potential of having a better opportunity to address the market, both during these troubled times, and as it recovers. The combined company has the potential to be much more valuable to all of its stakeholders, i.e., its customers, employees, and stockholders.

Conducting our business and serving our customers is and will continue to be our highest priority. However, if the merger is completed, finalization and execution of the combined company’s integration plans will be a matter of urgency. Many of you have participated in planning activities for the combined company. You are aware of the high potential value that the merger brings. This value can only be realized by execution of these plans. The time it takes for this execution to occur is largely dependant on how quickly and efficiently we can come together and apply the power of all the resources of the combined company towards achieving a common set of goals.

There will be employee meetings in the first week following the close of the merger transaction where Paul Engle and Bruce Horn, the combined company’s designated CEO and CFO, respectively, will address you and update you on the plans and goals that the combined company has for the future. I am confident that you will give your full support and commitment to Paul, Bruce and the combined company in doing your part to ensure the success of the merger and of the new Avanex.

Sincerely,

Fred Fromm
President and CEO

Additional Information About the Merger and Where to Find it

On July 15, 2002, Avanex filed a registration statement with the SEC containing a definitive joint proxy statement-prospectus regarding the proposed merger with Oplink. On or about July 18, 2002, Avanex and Oplink mailed the joint proxy statement/prospectus to their respective stockholders in connection with the proposed merger. Investors and security holders of Avanex and Oplink are urged to read the joint proxy statement/prospectus and any other relevant materials filed by Avanex or Oplink with the SEC because they contain, or will contain, important information about Avanex, Oplink and the merger. Investors and security holders may obtain a free copy of the joint proxy statement-prospectus (and other relevant materials when they become available) at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus (and other relevant materials when they become available) may also be obtained by contacting Avanex or Oplink. In addition to the registration statement that has been filed by Avanex in connection with the transaction, and the joint proxy statement/prospectus mailed to the stockholders of Avanex and Oplink, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the merger. A description of the interests of Avanex’s executive officers and directors in Avanex is set forth in the proxy statement for Avanex’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink’s executive officers and directors in Oplink is set forth in the proxy statement for Oplink’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex’s and Oplink’s executive officers and directors in the merger by reading the definitive joint proxy statement-prospectus as filed by Avanex with the SEC on July 15, 2002.